

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 1, 2016

<u>Via E-mail</u>
Thomas J. Shara
President and Chief Executive Officer
Lakeland Bancorp, Inc.
250 Oak Ridge Road
Oak Ridge, NJ 07438

Re: Lakeland Bancorp, Inc.
Registration Statement on Form S-3
Filed November 4, 2016
File No. 333-214441

Dear Mr. Shara:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Calculation of Registration Fee

1.   Footnote (5) of the fee table indicates your intention to rely on Securities Act Rule 415(a)(6) to include unsold securities from a prior registration statement on Form S-3, File No. 333-203408, declared effective on April 22, 2015. Rule 415(a)(6) permits registrants to include unsold securities from an expiring registration statement on a replacement registration statement. For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretations Question 212.24. Since the prior registration statement will not expire until April 2018, your reliance on Rule 415(a)(6) appears misplaced. Please note that Rule 429 allows registrants to combine two or more registration statements by filing one single prospectus in the latest current registration, which approach appears to be more appropriate under these circumstances. Please advise or revise your disclosure accordingly.

Exhibits

General

2.   We note that you have not filed the Statement of Eligibility of Trustee on Form T-1. Please file this exhibit in accordance with the requirements of Item 601(b)(25) of Regulation S-K. To the extent you intend to rely upon Section 305(b)(2) of the Trust Indenture Act to designate a trustee on a delayed basis, please note that you may not file this form post-effectively or in a Form 8-K that is incorporated by reference into the registration statement. Please note that companies relying on Section 305(b)(2) must separately file the Form T-1 under the electronic form type "305B2". For guidance, please refer to Trust Indenture Act of 1939 Compliance and Disclosure Interpretations Question 206.01. Please revise your exhibit index accordingly.

Exhibit 5.1 – Opinion of Lowenstein Sandler LLP

3.   Please have counsel revise opinion (5) on page 3 to state that the Depositary Shares, when sold, will be legally issued. Please refer to Section II.B.1.d of Staff Legal Bulletin No. 19 for guidance.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Joshua Dilk, Staff Attorney, at (202) 551-3427 or me at (202) 551-3552 with any questions.

                                        Sincerely,

                                        /s/ David Lin

                                        David Lin
                                        Staff Attorney
                                        Office of Financial Services

cc: Laura Kuntz, Esq.